425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8689 www.kayescholer.com

February 10, 2014

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11
Filed January 23, 2014
File No. 333-193496

Dear Ms. Gowetski:

This letter is submitted on behalf of Five Oaks Investment Corp., a Maryland corporation (the “Company”), in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 4, 2014 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-11 filed with the Commission on January 23, 2014 (the “Original Registration Statement”).

The Company has filed today with the Commission Amendment No. 1 to the Registration Statement on Form S-11/A (“Amendment No. 1”).  The changes reflected in Amendment No. 1 include those made in response to the Comment Letter.

Set forth below are the Comments and each of the Company’s responses thereto.  All references to page numbers and captions correspond to the page numbers in Amendment No. 1.

Recent Developments, page 4

1.                                      We note your estimated book value range of $12.92 to $13.02 per common share as of December 31, 2013.  We further note that, as of September 30, 2013, the book value per common share was $12.38.  Please revise your disclosure to provide further narrative that would put the estimated book value range into context.  Such disclosure may include a brief analysis of your estimated net income, any changes in the value of your portfolio and other applicable measures.

The Company has revised disclosures on page 4 of Amendment No. 1 to provide further narrative that puts the estimated book value range into context.

Exhibit Index, page II-5

2.                                      Please confirm that you will file the final executed versions of the legal and tax opinions before effectiveness.

The Company has filed the executed versions of the legal and tax opinions as Exhibits 5.1 and 8.1, respectively, with Amendment No. 1.

* * * * *

In connection with our response on behalf of the Company to the Staff’s comments, the Company has provided in Exhibit 1, in writing, a statement by the Company acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

If you have any questions with respect to Amendment No. 1, please contact me at Kenneth.Mason@kayescholer.com/(212) 836-7630, or Dan Hartnett at Daniel.Hartnett@kayescholer.com/(312) 583-2380.

Very truly yours,

KAYE SCHOLER LLP

By:	/s/ Kenneth G.M. Mason, Esq.
Kenneth G.M. Mason, Esq.

Enclosure

CC:                          David C. Carroll, Chief Executive Officer and President, Five Oaks Investment Corp.
David Oston, Chief Financial Officer, Treasurer and Secretary, Five Oaks Investment Corp.
Daniel J. Hartnett Esq., Kaye Scholer LLP
Paul Tropp, Esq., Fried, Frank, Harris, Shriver & Jacobson

3

EXHIBIT 1

Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Avenue 19th Floor New York, New York 10022 Tel: (212) 257-5070

February 10, 2014

VIA SECURE ELECTRONIC DELIVERY AND BY HAND DELIVERY

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Five Oaks Investment Corp.
Registration Statement on Form S-11
Filed January 23, 2014
File No. 333-193496

Dear Ms. Gowetski:

In connection with Kaye Scholer LLP’s comment response letter, dated February 10, 2014, (the “Response Letter”), filed on behalf  of  Five Oaks Investment Corp., a Maryland corporation (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on Edgar on February 10, 2014, in response to the Staff’s letter to the Company dated February 10, 2014, the Company is hereby acknowledging that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.

Very truly yours,

Five Oaks Investment Corp.

/s/ David C. Carroll
David C. Carroll, Chief Executive Officer and President